Adaiah Distribution Inc

Poruka iela 3 Madona LV-4801 Latvia

October 30, 2014

Ms. Mara L. Ransom

Ms. Liz Walsh

United States Securities and Exchange Commission Division of Corporate Finance

100 F Street NE Washington, D.C. 20549

Re: Adaiah Distribution Inc.Amendment No. 6 to

Registration Statement on Form S-1 Filed October 10, 2014

File No. 333-192895

Dear Ms. Mara L. Ransomand Ms. Liz Walsh:

On behalf of Adaiah Distribution, Inc. (the “Company”) we hereby submit this acceleration request and seek an Order of the Commission declaring the above-referenced registration statement effective at 10:00 a.m. November 3, 2014, or as soon thereafter as is reasonably practicable.

In this regard, please be advised that the Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing ; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. This request for acceleration of effectiveness of the registration statement will also confirm the Company’s awareness of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of securities specified in the above registration statement.

If you have any questions on this matter, you may contact the undersigned at (775) 375-5240 or Mr. Michael A. Littman, Attorney at Law at (303) 422-8127

Sincerely,

Adaiah Distribution, Inc.

By: Nikolay Titov, Chief Executive Officer